Clinton Group Announces Availability of Definitive Proxy Materials
and Launch of Proxy Campaign Website for ValueVision Media Annual Meeting

NEW YORK, May 14, 2014 /PRNewswire/ --  Clinton Group, Inc. ("Clinton Group") announced today that its definitive proxy materials for the ValueVision Media, Inc. (Nasdaq: VVTV) June 18, 2014 annual meeting are available. Clinton Group has nominated six independent professionals for the Board of Directors of ValueVision and is soliciting votes from fellow ValueVision shareholders for the election of these individuals.

The Clinton Group also announced that it has produced a video featuring its ValueVision Board nominees and that the video is available on a new proxy campaign website it has launched today. The video and Clinton Group’s other proxy materials for the ValueVision annual meeting can be accessed at www.AddValueAndVision.com.

The Clinton Group nominees for the ValueVision Board of Directors are:

•	Thom Beers, the CEO of FremantleMedia North America, the producer of “American Idol” and “America’s Got Talent” among other leading shows
•	Mark Bozek, the former CEO of HSN
•	Ron Frasch, the former President and Chief Merchandising Officer of Saks Fifth Avenue
•	Tommy Mottola, the iconic former Chairman and CEO of Sony Music Entertainment
•	Bob Rosenblatt, the former President of HSN and Tommy Hilfiger and CFO of Bloomingdale’s; and
•	Fred Siegel, the former SVP of marketing at QVC

“We believe ValueVision can be a great and highly profitable business, and one that creates tremendous value for shareholders,” said Gregory P. Taxin, President of Clinton Group. “We encourage all ValueVision shareholders to read our materials and watch the video at www.AddValueAndVision.com.”

Along with the definitive proxy statement, the Clinton Group will soon be mailing a cover letter to shareholders of ValueVision, along with a gold proxy card. The text of the cover letter is included below:

May 13, 2014

To Our Fellow Stockholders of ValueVision:

We are investors alongside you in ValueVision Media Inc. (“ValueVision” or the “Company”). We believe the Company has a terrific collection of assets that can be operated in a way that creates significant shareholder value. We are seeking to replace a majority of the current directors of the Company to foster a new vision and strategy for ValueVision that we believe can help us all by generating sustained profits and share price appreciation.

We believe the Company and Board of Directors are not doing enough with the Company’s assets and that the current Board suffers from a lack of ambition. Reading the Board’s recent letters and proxy statement, we cannot help but conclude that the current directors are very content with the Company’s market position and financial performance. The Board touts, for example, that the Company is now losing less money each quarter than it once did. Color us unimpressed. The current Board has declared victory while the Company languishes as a declining, third-place market share player in a three-company market.

In our view, five years into the tenure of the Chief Executive Officer, Keith Stewart, the Board should only be satisfied by consistent profitability and sustained value creation for shareholders. Instead, doing slightly less bad is seemingly enough.

Not for us. We are disappointed by the performance of the Company and its leadership team.

ValueVision stock trades today at approximately one-third the average price for which it traded during the ten years prior to Mr. Stewart’s tenure. The Company is valued by the stock market at a mere tenth of HSN and a thirtieth of QVC. And, while ValueVision stock has moved sideways since January 2010, HSN and QVC have generated significant value for their stockholders, including substantial and growing profits.

The current Board seems to focus exclusively on the stock performance during the first eleven months of Mr. Stewart’s tenure, from the financial crisis low in January 2009 to a rebound in December 2009. While it is true that ValueVision’s stock price bounced off its bottom of mere pennies per share during the period of the financial crisis, so too did the stocks of scores of other companies. Since then, however, ValueVision’s stock price has been essentially flat. For how long will the Board allow Mr. Stewart to produce no returns for stockholders just because the stock recovered from its financial-crisis bottom in the back half of 2009?

With respect to the fundamental financial performance of the Company, the Board appears satisfied with declining losses, though we know that shareholders cannot survive on losses, no matter how small. And how disappointed must Mr. Stewart be? After all, Mr. Stewart himself declared confidently that he could grow the business into a $1.1 billion revenue generator, producing more than $12 of sales per year on average in each home in which the Company’s programming was available. Mr. Stewart repeatedly stated this goal in 2009, 2010 and 2011. And, frankly, by many measures this was a rather modest goal: HSN generates $24 of sales per year per home, and QVC substantially more. Even ValueVision itself generated more than $10 of sales per home in every fiscal year from 1999 to 2007.

But, alas, Mr. Stewart did not achieve his financial performance goals. Or come close. Last year, the Company generated just $640 million in revenue, or $7 in sales per home, 40% below his own target. Moreover, fully five years after Mr. Stewart was put in charge, and despite his repeated predictions of operating cash flow margins in double digits, the Company continues to lose money.

While HSN and QVC have increased revenue, sales per home, gross profit and EBITDA in the United States compared with their pre-recession levels, ValueVision is a diminished version of its former self; on all these critical metrics, ValueVision is performing worse than it did in 2006. It is no wonder, then, that the stock has not recovered to its 2006 year-end level of $13. Or even half that.

Yet, the Board says it is satisfied and that we (and you) should be too. Well, we are not.

We are, more precisely, gravely disappointed by the Company’s record of losing money in 20 out of the last 21 quarters. We do not equate losing less money with success and we are concerned about a stock price that has not recovered to even half of its pre-recession level. We are worried about the lack of a plan to reverse these trends or, seemingly, even a recognition of the need for change. And, we are disappointed in the Chief Executive, who has missed his own stated goals by a wide mark and has been lapped by the industry leaders, who continue to grow their share through innovation. (We note that Mr. Stewart missed the Company’s target performance by such a wide mark in three of his five years as CEO that he failed to earn any annual incentive bonus in those years.) If Mr. Stewart and the Board have a vision for break-out performance and distinguishing the Company from its recent history or its competitors, we have not heard it.

We think losing money every quarter while the stock price moves sideways calls for a hands-on, energetic management team with a detailed turnaround plan. Instead, the Company’s Board permits no fewer than nine of the senior officers (including the President, the Chief Operating Officer, the Chief Financial Officer and the Chief Merchandising Officer) to literally “phone it in” one or two days per week while they “work” from their homes, many more than 1000 miles from the Company’s headquarters. Since when do million-dollar-per-year executives only have to show up for work a few days a week? Is it possible that the Company has not achieved Mr. Stewart’s own goals or stemmed the loss of market share because the executive team is not in Minneapolis, working with their direct reports, vendors, on-air talent and the finance team consistently, Monday through Friday?

We fear this lackadaisical approach to corporate management is, sadly, just part of the problem. The bigger issue is that the Board and executive team do not have a strategy to break the pattern of underperformance.

We do. We believe this situation calls for new directors with deep industry experience and judgment.

The Clinton Group has therefore nominated six independent professionals to serve on the Board of ValueVision. None of these nominees is an employee of the Clinton Group, nor does any have any other tie to our firm. They each do have notable and relevant backgrounds and together can form the backbone of a fresh new Board, implementing what we believe is a plan for success. We trust that these nominees will serve the interests of all shareholders.

Our nominees for the Board are:

•	Thom Beers, the CEO of FremantleMedia North America, the producer of “American Idol” and “America’s Got Talent” among other leading shows;
•	Mark Bozek, the former CEO of HSN;
•	Ron Frasch, the former President and Chief Merchandising Officer of Saks Fifth Avenue;
•	Tommy Mottola, the iconic former Chairman and CEO of Sony Music Entertainment;
•	Bob Rosenblatt, the former President of HSN and Tommy Hilfiger and CFO of Bloomingdale’s; and
•	Fred Siegel, the former SVP of marketing at QVC.

In the enclosed proxy statement, you can read about the backgrounds of our nominees. We have also produced a video and posted it to our proxy campaign website,

www.AddValueAndVision.com, in which our nominees speak about the opportunity for ValueVision to be an innovative leader and a profit engine. We encourage you to review both, and to review the other materials we have posted to our campaign website. You can also sign up there for regular updates on our campaign.

Our nominees have an interest in improving the business results and the stock price for all shareholders and they intend, if elected, to move swiftly. No longer will senior executives be permitted to fly in midday Monday, be chauffeured to the office and their posh hotels and fly out Thursday afternoon – and certainly not at shareholder expense! If elected, the nominees intend to move decisively to hire executives that can dedicate the necessary time in the Company’s offices and studios to ensure the successful implementation of a winning strategy.

Without radical or halting change, we believe the Company can be transformed into a leader of multi-channel retailing, with live and engaging programming, celebrity- and personality-backed, proprietary brands, and high margin merchandise from a variety of categories. We have in mind a Company that creates “retail theater” in which carefully selected products are marketed over television, social media and eCommerce sites in new, engaging and entertaining ways. Think “American Idol” meets Amazon on the set of the “Good Morning America.”

The nominees are prepared to work hard to help create shareholder value. Their interest is not in modest or incremental improvements. Instead, they believe ValueVision possesses the assets necessary to create an enterprise that could challenge HSN and QVC for thought leadership and market share. We understand from the nominees that they intend to examine carefully various steps to move the Company in this direction, including:

•	replacing the Chief Executive Officer;
•	changing the mix of merchandise offered to customers, reducing the percentage of merchandise in the jewelry, watch and electronics segments (which have historically been characterized by high selling prices and high return rates), and creating additional vendor relationships with brands and manufacturers in other categories such as beauty, health, fitness, fashion, accessories and home;
•	establishing a New York City merchandising presence, enabling greater access to proprietary product from celebrities, musicians, personalities and well-known brands;
•	broadcasting some live selling events from locations throughout the world, including New York City and Los Angeles, to facilitate the acquisition and development of high margin, proprietary brands and notable on-air talent;
•	marketing the SHOP HQ brand and service through public relations, off-asset marketing and through live events, promotions and innovative use of multi-channel, social media; and

•	innovating new programming approaches to distinguish the SHOP HQ brand from those of rivals HSN and QVC (as well as other eCommerce companies), including by adding programming that involves integrated social commerce and cost-effective, shopping-centric entertainment across multiple platforms

ValueVision does not need to be a market-share losing, distant third-place player in home shopping. It does not need to lower its goals or accept a shrinking role in the industry. And shareholders certainly do not need to accept mediocre performance, even if the current Board is willing to do so. We and our nominees believe that ValueVision can be an industry leader, exploiting its presence in 87 million American homes to innovate and create a great return for shareholders.

Of one thing we are certain: We cannot reasonably expect that the current CEO (five years into his tenure) or his executive team, operating as they do from various far-away places during parts of the week, to produce a substantially new and improved ValueVision. At best, we believe we might see small improvements on the margin. And maybe, sometime, a modestly higher stock price.

To be great and fresh and new, we are convinced that ValueVision needs new leadership and a break with its past. As proven executives and legends of the entertainment industry, our nominees can bring unrivaled expertise (in home shopping, retailing, eCommerce, merchandising, social media and television programming) and key connections to the Company, for the benefit of all shareholders. Most importantly, they can bring creativity and innovation that is the hallmark of successful enterprises. We believe they can help create a fantastic new business without upsetting the existing business or alienating the Company’s loyal customers. I encourage you to watch the video at www.AddValueAndVision.com to learn more about our plans directly from our nominees.

Now is not the time for timid incrementalism. ValueVision needs a bold approach to achieve great results for shareholders. We encourage you, too, to expect more from ValueVision.

Please vote for our nominees.

If you have any questions or require any assistance in delivering your proxy, please contact Okapi Partners LLC at VVTV@OkapiPartners.com or (212) 297-0720 or Toll-Free (855) 305-0857. You can also contact the Clinton Group at VVTV@Clinton.com.

Thank you for your consideration,

Gregory P. Taxin

About Clinton Group, Inc.

Clinton Group, Inc. is a Registered Investment Advisor based in New York City. The firm has been investing in global markets since its inception in 1991 with expertise that spans a wide range of investment styles and asset classes.

Important Additional Information

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON MAGNOLIA MASTER FUND, LTD., CLINTON RELATIONAL OPPORTUNITY, LLC, GEH CAPITAL, INC., CHANNEL COMMERCE PARTNERS, L.P., CLINTON GROUP, INC., GEORGE E. HALL (COLLECTIVELY, "CLINTON") THOMAS D. BEERS, MARK BOZEK, RONALD L. FRASCH, THOMAS D. MOTTOLA, ROBERT ROSENBLATT AND FRED SIEGEL (TOGETHER WITH CLINTON, THE "PARTICIPANTS") HAVE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF VALUEVISION MEDIA, INC. (THE "COMPANY") FOR USE AT THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BY THE PARTICIPANTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV/. IN ADDITION, OKAPI PARTNERS LLC, CLINTON'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL FREE AT (855) 305-0857.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED BY CLINTON. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

CONTACT: N. Lennox, +1-212-825-0400.